Schedule 13D/A



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A
Under the Securities Exchange Act of 1934



ELECTRIC CITY CORP.

(Name of Issuer)



COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)



284868106

(CUSIP Number)


PAUL M. SHERIDAN
LEAF MOUNTAIN COMPANY, LLC
190 S. LASALLE STREET, SUITE 1700
CHICAGO, ILLINOIS 60603
312-346-4101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



AUGUST 31, 2004

(Date of Event which Requires Filing of this Statement)


284868106

CUSIP No.



       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	LEAF MOUNTAIN COMPANY, LLC
	36-4001435



       2. Check the Appropriate Box if a Member of a Group (See
Instructions)


       (a)



       (b)



       3. SEC Use Only



       4. Source of Funds (See Instructions)

	WC



       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

       N/A



       6. Citizenship or Place of Organization

	Illinois



Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

	2,408,697



       8. Shared Voting Power

	N/A



       9. Sole Dispositive Power

	2,408,697



       10. Shared Dispositive Power

	N/A



       11. Aggregate Amount Beneficially Owned by Each Reporting Person

	2,408,697



       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



      13. Percent of Class Represented by Amount in Row (11)

	5.9% BASED ON 41,107,022 OUTSTANDING



      14. Type of Reporting Person (See Instructions)

	00 - LIMITED LIABILITY COMPANY


	This Amendment No. 2 (this "Amendment") to the Schedule 13D (the "Original Schedule 13D") that was filed on December 10, 2001 related to the acquisition of Common Stock of Electric City Corp. (the "Company") by Leaf Mountain Company, L.L.C. ("Leaf Mountain") as amended by Amendment No. 1 filed on May 11, 2004 ("Amendment No. 1"). Except as set forth in this Amendment, the information contained in the Original Schedule 13D, as previously amended, has not been changed.


       Item 4. Purpose of Transaction

	As reported on the Original Schedule 13D, Leaf Mountain acquired for investment purposes $3,000,000 of the Company's securities, consisting of 300,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock"), warrants to purchase 75,000 shares of Series A Preferred Stock (the "Preferred Warrant"), 45,122 shares of Common Stock and warrants to purchase 421,875 shares of Common Stock. From the time of the filing of the Original Schedule 13D and through March 19, 2004, Leaf Mountain acquired 68,770 shares of Series A Preferred Stock through the Company's issuance of stock dividends, allowed the Preferred Warrant to lapse and converted 45,000 shares of Series A Preferred Stock into 450,000 shares of Common Stock.

	As reported on Amendment No. 1, on March 19, 2004, Leaf Mountain allowed the Company to redeem 116,307 shares of Series A Preferred
Stock and to exchange its remaining 207,463 shares of Series A
Preferred Stock for 20,746 shares of Series E Convertible Preferred Stock ("Series E Preferred Stock"). As further reported on Amendment No. 1, Leaf Mountain acquired 816 shares of Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred stock and, through April 30, 2004, had sold Leaf Mountain has sold 157,500 shares of Common Stock pursuant to a 10(b)5-
1 Plan program of sales.

	This Amendment is being filed to report Leaf Mountain's activity relative to its ownership of the Company's securities from May 1, 2004 through August 31, 2004.

       (1)	From May 1, 2004 through June 30, 2004, Leaf Mountain
sold 195,000 shares of Common Stock at an average net sales price of approximately $1.79 pursuant to a 10(b)5-1 Plan program of sales.
       (2)	As of June 30, 2004, Leaf Mountain acquired 324 shares
of Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred Stock.
       (3)	On July 14, 2004, Leaf Mountain converted 4,000 shares
of Series E Preferred Stock into 400,000 shares of Common Stock.
       (4)	From July 1, 2004 through August 31, 2004, Leaf
Mountain sold 344,400 shares of Common Stock at an average net sales price of approximately $1.68.

	Leaf Mountain expects to evaluate on a continuing basis its goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Leaf Mountain may
(1) convert the Series E Preferred Stock into Common Stock or (2) exercise the warrants to purchase Common Stock for investment purposes. Leaf Mountain may also make additional purchases of the Company's Common Stock. Leaf Mountain may, subject to the Investor Rights Agreement (attached to Amendment No. 1) and the Stock Trading Agreement (attached to Amendment No. 1), from time to time sell all or a portion of the Common Stock that it now holds either in private placements and/or in the open market pursuant to Rule 144 or registrations effected by the Company for Leaf Mountain and/or the Other Investors and/or pursuant to Regulation S and other available exemptions from the registration requirements of the Securities Act of 1933.

	Except as set forth above, neither Leaf Mountain nor, to the knowledge of Leaf Mountain, John J. Jiganti has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, as amended.
Leaf Mountain, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.


       Item 5. Interest in Securities of the Issuer

       	(a) - (c)  As of April 30, 2004, Leaf Mountain beneficially
owned 2,915,697 shares of Common Stock, on a converted basis through the following holdings:
             (1)	21,562 shares of Series E Preferred Stock which are
convertible into Common Stock on a one hundred-for-one basis;
             (2)	337,622 shares of Common Stock; and
             (3)	Warrants to purchase 421,875 shares of Common Stock.

       As reported above, from May 1, 2004 through August 31, 2004, Leaf
Mountain:
       (1)	sold 195,000 shares of Common Stock at an average net
sales price of approximately $1.79 pursuant to a 10(b)5-1 Plan program of sales;
       (2)	acquired 324 shares of Series E Preferred Stock
through the Company's issuance of stock dividends to the holders of Series E Preferred Stock.
       (3)	converted 4,000 shares of Series E Preferred Stock
into 400,000 shares of Common Stock; and
       (4)	sold an additional 344,400 shares of Common Stock at
an average net sales price of approximately $1.68.

       As of August 31, 2004, Leaf Mountain beneficially owned 2,408,697 shares of Common Stock, on a converted basis through the following holdings:
             (1)	17,886 shares of Series E Preferred Stock which are
convertible into Common Stock on a one hundred-for-one basis;
             (2)	198,222 shares of Common Stock; and
       (3)	Warrants to purchase 421,875 shares of Common Stock.

       Based on the 41,107,022 outstanding shares of Common Stock as of June 30, 2004 as reported in the Company's Form 10-Q for the quarter ending June 30, 2004, the shares of Common Stock beneficially owned by Leaf Mountain represent approximately 5.9% of the Company's outstanding shares of Common Stock. Leaf Mountain has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of any Common Stock beneficially owned by Leaf Mountain.

       (d)	No person other than Leaf Mountain has the right to receive
or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Leaf Mountain.

	(e)	N/A


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 1, 2004			LEAF MOUNTAIN COMPANY, L.L.C.


							By:_/s/ John J. Jiganti

								John J. Jiganti
								Its Manager